Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

April 6, 2016

Exhibit 99.1

pressrelease

Contacts:
Media Relations	Investor Relations
Mike Jacobsen, APR	Steve Virostek
+1 330 490 3796	+1 330 490 6319
michael.jacobsen@diebold.com	stephen.virostek@diebold.com

FOR IMMEDIATE RELEASE:

April 6, 2016

DIEBOLD REACHES FINANCING MILESTONE IN CONNECTION WITH PLANNED ACQUISITION OF WINCOR NIXDORF

Company announces Term Loan B financing details

NORTH CANTON, Ohio – Diebold, Incorporated (NYSE: DBD) today announced that the allocation and pricing of the previously disclosed Term Loan B facility, provided under the credit agreement intended to provide part of the financing for Diebold’s previously announced potential acquisition of Wincor Nixdorf Aktiengesellschaft (“Wincor Nixdorf”), was completed. Diebold expects that the Term Loan B facility will consist of a $1 billion U.S. dollar-denominated tranche that will bear interest at LIBOR plus an applicable margin of 4.50% (or, at Diebold’s option, prime plus an applicable margin of 3.50%), and a €350 million euro-denominated tranche that will bear interest at EURIBOR plus an applicable margin of 4.25%, and to enter into an amendment to the credit agreement in respect of the foregoing within 31 days of the pricing of the Term Loan B facility. Each tranche is expected to be funded at 99% of par.

“Today, we have reached a major milestone with respect to our planned transaction with Wincor Nixdorf,” said Christopher A. Chapman, Diebold senior vice president and chief financial officer. “We achieved a borrowing rate in line with our expectations — which currently equates to a mid-5% weighted average — by upsizing the Term Loan B facility by approximately $100 million and reducing our planned high-yield offering by a similar amount. I am pleased to reach this milestone and excited as we target closing our transaction in the summer of 2016.”

Diebold intends to use the borrowings from the Term Loan B facility, along with a portion of the cash proceeds from the completed sale of its North America electronic security business and other previously disclosed financing elements, to pay the cash portion of the consideration for tendered Wincor Nixdorf shares, to purchase additional Wincor Nixdorf ordinary shares, to refinance a portion of its and Wincor Nixdorf’s debt, to pay related fees and expenses, and for general corporate purposes.

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money – bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS RELATING TO THE PROPOSED ACQUISITION OF WINCOR NIXDORF

In connection with the proposed acquisition of Wincor Nixdorf, Diebold has made a tender offer for all ordinary shares of Wincor Nixdorf and filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the tender offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the tender offer (the “offer document“). Diebold has published the offer document on February 5, 2016. The acceptance period for the tender offer expired at the end of March 22, 2016 (Central European Time), and a statutory additional acceptance period has begun on March 30, 2016, and will end on April 12, 2016, 24:00 hours (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS RELATING TO THE TENDER OFFER AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus relating to the tender offer, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus relating to the tender offer and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the tender offer are disclosed in the offer document, which was published on February 5, 2016, and in related documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus relating to the tender offer, the offer document and all documents in connection with the tender offer because these documents contain important information.

No offering of Diebold shares will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the tender offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include those concerning the anticipated benefits of the announced proposed acquisition of Wincor Nixdorf. Statements can generally be identified as forward-looking because they include words such as “will,” “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Diebold’s future plans, objectives or goals are also forward-looking statements. Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that may affect Diebold’s results include, among others: Diebold’s ability to successfully consummate the acquisition of Wincor Nixdorf and the offering of the senior notes; the effects of governmental regulation on Diebold’s and Wincor Nixdorf’s businesses or the acquisition; the ability to obtain regulatory approvals and meet other conditions to the acquisition on a timely basis; changes in the conditions of the debt market; adverse changes in interest rates; risks associated with Diebold’s indebtedness, including compliance with its financial covenants; international, national or local economic conditions that could adversely affect Diebold, Wincor Nixdorf or their customers; and other factors described in Diebold’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015 and in other documents that Diebold files with the SEC. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Diebold assumes no obligation to update any forward-looking statements, which speak only as of the date of this press release.

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	From Financial Times: Diebold Nixdorf bets on future of ‘smart ATMs’: http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa [Link to https://twitter.com/DieboldInc/status/717713660269846528]

Tweet 2:	Making interactions with #ATMs a breezy, more personal experience: http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa [Link to https://twitter.com/DieboldInc/status/717752984927490048]

Tweet 3:	Andy Mattes, #Diebold CEO, discusses the future of ‘smart ATMs’: http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa [Link to https://twitter.com/DieboldInc/]

Exhibit 99.3

Article Published in the Financial Times Posted to Diebold Website

Diebold Nixdorf bets on the future of ‘smart ATMs’

By Patrick McGee

6 April 2016

As digital payment apps proliferate and talk grows of a cashless economy, the humble bank ATM machine might seem to be headed for the scrap heap.

But Diebold, which makes the cash dispensers for banks, is betting that “smart” technology will give them a new lease on life. Its newest ATMs can scan the user’s eye for security, remember consumer preferences and respond to commands from a smartphone. The goal is to make using an ATM a breezy, more personal experience that does away with debit cards.

The Canton, Ohio-based company is so confident about the future of ATMs that it is purchasing German rival Wincor Nixdorf for $1.8bn. Last month the deal received shareholder approval, allowing the industry’s second- and third-largest players to combine and overtake NCR to become the industry’s new leader by market share.

Sceptics worry that Diebold has doubled down in an industry where margins are being squeezed as vendors from Asia enter the field and heavyweights such as Google, Apple, Facebook and Samsung introduce apps to digitise spending.

“In a declining market with tightening margins, consolidation is the easy way out,” said Jared Schrieber, chief executive of InfoScout, a consumer research company. “Why fight to the death as pirates aboard a sinking ship?”

The hope is that Diebold and Wincor can right the ship, then shift from producing and servicing machines to pushing further into software and mobile apps.

The lifecycle for new technology in the ATM sector — from product entry to its demise — is between seven years and a decade. But Andy Mattes, Diebold’s chief executive, predicts that in the next few years the replacement period will shorten to just 24 to 36 months.

“Hardware is commoditising,” he added. “We are doubling the number of software engineers that we have. Instead of innovating the same stuff twice, we can now focus on getting more done in the same period of time. Our time to market just got cut in half.”

The company is already started testing its new “smart ATMs” with clients such as JPMorgan Chase, the US bank with the most cash points, and Citi.

Mr Mattes said banks like to double-check, then triple-check new technology before rolling it out, but he estimated that Diebold Nixdorf — the name of the new company — will have smartphone-links on many of its 1m machines in three to four years.

Competition is intense. A Citi report last week said that investments in financial technology have been growing “exponentially”, rising from $1.8bn in 2010 to $19bn last year, with more than two-thirds of the focus on payments.

“Things are changing rather quickly with ATM channels, after being stale for quite some time,” said David Albertazzi, senior analyst at Aite Group, a financial markets consultancy.

Paypal and financial technology group FIS already operate “cardless cash” technology on more than 80,000 ATMs. NCR is currently rolling out improved, cloud-based security infrastructure and fingerprint authentication for its mobile banking app.

“The banking industry is under incredible pressure to grow,” said Brian Bailey, vice president of marketing and strategy at NCR.

Cardless cash technology is not only convenient but could also eliminate “skimming” attacks in which thieves steal debit card and PIN data. Last year skimming thefts ballooned to $2bn, according to the ATM Industry Association.

Diebold and Wincor are keen to portray new developments as incremental improvements focused on convenience and safety. “We are experts in evolution; banks don’t like revolution,” said Eckard Heidloff, chief executive at Wincor Nixdorf, who will become president of the combined company.

Diebold, founded in 1859 as a manufacturer of safes and vaults, also hopes to grow by tapping the “underbanked” market. According to a US Federal Deposit Insurance Corporation study in 2013, 9.6m households did not have a bank account. Another 25m households, or one in five, relied on “alternative financial services” such as payday loans, pawnshops, cheque cashing services and subprime loans.

Last year Diebold moved into this market by partnering with Wal-Mart to offer ATM services that allow people to cash cheques, pay bills, transfer money or buy pre-paid credit cards. Diebold says the partnership demonstrates its evolution into an “omnichannel” provider that can work with banks, retailers or electronic wallets. But it also underscored that the cash market itself still has potential to grow.

Mr Mattes said the “death of cash” idea is over-rated and about as credible as the 1970s notion that computers would soon displace paper. “Look around your office,” he said. “See how paperless it is?”

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time) and a statutory additional acceptance period has begun on March 30, 2016, and will end on April 12, 2016, 24:00 hours (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.